April 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100	F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Jane Park

          Tim Buchmiller

Re:	TScan Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 19, 2021

CIK No. 0001783328

Dear Ms. Park and Mr. Buchmiller:

TScan Therapeutics, Inc. (the “Company”) has electronically transmitted via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 15, 2021 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 15, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Draft Registration Statement on Form S-1, Submitted March 19, 2021

Overview, page 1

1.	Please revise the “Overview” section on page 1 of the Summary to highlight that your operations are preclinical in nature.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 101 and 115 of the Registration Statement.

2.

We note your disclosure in the Summary of your early-stage collaboration with Poseida Therapeutics, Inc. on pages 2 and 7, as well as in the MD&A and Business sections. However, you also disclose on page F-22 that you have received a nominal fee from Poseida and do not expect future revenues to be significant since you do not have any remaining performance obligations under this arrangement. Please tell us why this disclosure is relevant for discussion under the “Our Pipeline” heading and revise your prospectus summary to provide more balanced disclosure by providing a brief description of the material terms of your collaboration agreement with Poseida or by providing revised disclosure as appropriate. Please also revise your related disclosure throughout the filing as appropriate.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 7 and throughout the MD&A and Business sections of the Registration Statement to remove all references to the Poseida agreement on those pages. This agreement provided a nominal up-front payment, is non-exclusive and is terminable for any reason by Poseida upon 30-days prior notice. As noted on page F-22, the Company does not currently expect significant revenue from this agreement. Accordingly, the Company does not believe the agreement with Poseida is currently a material agreement.

Our Approach, page 2

3.

We refer to your disclosure on pages 4 and 114 that you believe your platform analyzing anti-cancer T cells from a wide variety of patients will allow you to develop “highly effective TCR-T therapies.” Determinations of safety and efficacy are within the sole authority of the FDA. Given the preclinical stage of your product candidates, it is premature for you to suggest that your platform and product candidates will be determined to be effective. Please revise your disclosure accordingly.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 116 of the Registration Statement.

Our Pipeline, page 2

4.

We note that you have combined the column for both Phase 2 and 3 trials in your pipeline table. Please revise to include a separate column for Phase 3 trial. In addition, we note the inclusion of your TSC-102 program in the third row of your pipeline table. Given the status of development and limited disclosure on page 135 regarding this program, it seems premature to highlight this program prominently in your Summary pipeline table. Please remove this program from the Summary table or advise.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised the pipeline table on pages 2 and 117 of the Registration Statement. The Company has also added separate columns for Phase 2 and Phase 3 in the pipeline tables and removed TSC-102 from such tables.

5.

We refer to the seventh row in your pipeline table under the heading “Partnered Program” with Novartis. We note that while you have recognized revenue from your collaboration with Novartis and expect significantly more revenue this year, your Business section disclosure does not specify the sources of revenue recognized or whether any targets have been identified in performance of the Novartis Agreement. You also do not identify a specific target or have milestones related to future work in the pipeline table. Please expand your disclosure and revise the pipeline table accordingly or remove this program from the Summary table. We also refer to the fifth and sixth rows of your pipeline table under the headings “TSC-201” and “TSC-202” and note that you do not appear to have identified specific targets. It does not appear appropriate to highlight these programs in your Summary table without disclosing specified targets. Please revise accordingly or advise.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised the pipeline table on pages 2 and 117 of the Registration Statement to reflect that the Company’s four solid tumor programs are all in the same stage of development, namely “Lead Optimization”. The Company has disclosed the targets of each of TSC-200 and TSC-203. However, as a result of the highly competitive landscape of the field of TCR-T therapy, the Company believes that publically disclosing the targets of TSC-201 and TSC-202 at this time could result in competitive harm to the Company. However, in an effort to address the Staff’s comment, the Company has provided additional technical information about all of its solid tumor programs on pages 145 through 147 of the Registration Statement, including a description of the biology of the targets, their role in cancer, and the prevalence of target expression in our key cancer indications of interest and added a cross reference to such pages on page 2. We have also included a chart showing the expression of each target in tumors from patients with melanoma, head & neck cancer, non-small cell lung cancer, and cervical cancer.

Our History and Team, page 7

6.

Please disclose whether Drs. Stephen Elledge and Tomasz Kula remain involved with the company and, if so, in what capacity. In this regard, we note that your website indicates that you have a scientific advisory board. If material, please include disclosure in an appropriate location that describes the role or function of your scientific advisory board, and whether there are any rules of procedures governing this board. Please also disclose how members of any such board are compensated.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has added disclosure on pages 7 and 119 of the Registration Statement.

Use of Proceeds, page 92

7.

To the extent known, please revise to identify the specific product candidates for which you intend to use the proceeds of the offering. Please also disclose the approximate amount of proceeds you intend to allocate toward each of the programs identified in the Summary pipeline table and how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs. Refer to Instruction 3 to Item 504 of Regulation S-K.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 104

8.

Given the importance of your research and development expenses to your operations, please revise to include disaggregated disclosures by product candidate or indication and/or by nature of expenses incurred for each period. If you do not track expenses separately by product candidate or indication, please disclose this fact.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Registration Statement. The Company notes that its lead product candidates are in preclinical development, as such, it does not allocate those preclinical expenses by product candidate. When the lead product candidates enter clinical development, the Company will begin to segregate related research and development expenses by product candidate.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 110

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE TO COMMENT 9:

The Company advises the Staff that it will provide the Staff under separate cover with the requested analysis for how it determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price once the Company has an estimated offering price or range.

Securities and Exchange Commission

April	23, 2021

Business, page 113

10.

We note your discussion in the first bullet point on page 20 of the potential side effect profile of your product candidates, such as the potential adverse side effects related to cytokine release syndrome (CRS), neurotoxicity or rheumatologic disorders. If material, please revise your disclosure in this section to address these potential side effects and disclose whether you are observing any indications of these effects in your preclinical studies to date and how the development of your potential products addresses these potential effects.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement.

Novel Targets Identified from Patients with Head & Neck Cancer, page 139

11.

We note your disclosure that you are collaborating with investigators at the Dana-Farber Cancer Institute in Boston to identify anti-cancer TCRs, and specifically T cells in tumors of patients undergoing checkpoint inhibitor therapy. Please advise if there a collaboration agreement in place with the Dana-Farber Cancer Institute, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Registration Statement. The Company respectfully advises the Staff that it has entered into collaborative research agreements with scientists at multiple research institutions and the collaboration with investigators at the Dana-Farber Cancer Institute is not a material agreement.

License and Collaboration Agreements, page 146

12.

We note your disclosure that you have exclusively licensed certain patent applications from The Brigham and Women’s Hospital, Inc., which is described on page F-23 as licensing foundational technology, and is disclosed as subject to further negotiation and amendment. Please provide a brief description of the material terms of this agreement, as such agreement may be amended, and file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company has added disclosure on pages 151 and 152 of the Registration Statement and filed a redacted copy of the amended and restated agreement with The Brigham and Women’s Hospital, Inc. as an exhibit to the Registration Statement.

Collaboration and License Agreement with Novartis, page 146

13.

Please clarify if you or Novartis are responsible for the clinical development of any Optioned Program under the collaboration agreement. If Novartis would be responsible for clinical development of an Optioned Program, please advise us if the inclusion of this partnered program in your pipeline table is the clearest way to present this program to investors or revise your disclosure as appropriate.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Registration Statement.

14.

We note your disclosure that you have partly funded your operations with revenue received under your collaboration with Novartis on page 99. You also disclose on page 104 that the $1.1 million in revenue recognized for the year ended December 31, 2020 was primarily associated with the Novartis Agreement and that you expect the revenue generated under this agreement to increase significantly in 2021. Please disclose in the Business section the aggregate amounts received to date under the Novartis Agreement. In your revised disclosure, please also indicate the specific source for any revenue received under the Novartis Agreement. For example, we note that Novartis has agreed to pay an upfront fee, reimburse you for research costs, pay fees to exercise options for up to three target antigens, royalties, along with milestone payments.

RESPONSE TO COMMENT 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Registration Statement to make it clear that the Company has received an aggregate of $20.0M of cash under the Novartis Agreement representing the upfront payment and has receivables for reimbursement of expenditures under the arrangement of $0.3M as of December 31, 2020.

15.

We note your disclosure on page 147 of tiered royalties ranging from mid-single to low-double digit percentages. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed ten percentage points.

RESPONSE TO COMMENT 15:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Registration Statement to reflect a range that does not exceed ten percentage points.

Securities and Exchange Commission

April	23, 2021

Option and Exclusive License Agreement with Qiagen, page 148

16.

We note your disclosure on page 99 that you have partly funded your operations with revenue received under your licensing agreement with QIAGEN Sciences, LLC. Please disclose in the Business section the aggregate amounts received to date under the Qiagen Agreement. You also disclose that Qiagen is required to pay a low six-figure milestone payment upon launch of the first diagnostic product. In your revised disclosure, please disclose the aggregate future potential milestone payments to be received under this agreement. Please also revise your disclosure to include the term of the royalties under the Qiagen Agreement.

RESPONSE TO COMMENT 16:

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Registration Statement.

Manufacturing, page 149

17.

We note your disclosure on page 150 that the transposon will be delivered as a Nanoplasmid, which was developed by Nature Technology. Please disclose if you have entered into any agreement with Nature Technology with respect to the use of their Nanoplasmid technology. We also note that the transposon and transposae will be manufactured by Aldevron. Please expand your disclosure on the materiality of your arrangement with Aldevron. If material, please file any agreements as exhibits to the registration statement or provide analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 17:

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Registration Statement. The Company’s agreement with Aldevron is a non-exclusive, fee-for-service arrangement pursuant which the Company may purchase materials from time to time, subject to normal market pricing. Accordingly, the Company does not believe the agreement with Aldevron is currently a material agreement.

Intellectual Property, page 151

18.

We note your disclosure that you own thirteen U.S. provisional patent applications that are expected to convert to utility patent applications. Please amend your disclosure to clarify that these patent applications related to certain SARS-CoV-2 peptides are covered under your Option and Exclusive License Agreement with Qiagen in your disclosure on page 148. Please also your expand your disclosure to include the date that each of these patent applications were submitted and their expected expiration date. While you disclose that six of the thirteen patent applications are for compositions of matter, please also specify the types of patent protection for the remaining seven patent applications.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 18:

In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 156 of the Registration Statement.

19.

You disclose that you have exclusively licensed one pending U.S. patent application and five pending foreign patent applications from The Brigham and Women’s Hospital, Inc. Please also clearly describe on an individual basis the expiration, the jurisdiction (where applicable) and the type of patent protection granted for each pending patent application that you exclusively license with The Brigham and Women’s Hospital, Inc. We note that you also referenced seven pending patent applications under this license agreement on page 69, but have disclosed six pending patent applications elsewhere in the filing. Please confirm and revise accordingly.

RESPONSE TO COMMENT 19:

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of the Registration Statement.

20.

You also disclose that your non-exclusive patent license from Provincial Health Services Authority of British Columbia to a patent family consists of one issued U.S. patent, one pending U.S. patent application and one pending foreign patent application. For the issued U.S. patent, please amend this disclosure to include the type of patent protection granted and its expiration date. For each of the pending patent applications, please amend this disclosure to include the date that these patent applications were submitted, the jurisdiction of the foreign patent application and the expected expiration date.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement.

Principal Stockholders, page 191

21.	Please revise the footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by JMD III Holdings Limited.

RESPONSE TO COMMENT 21:

In response to the Staff’s comment, the Company has revised the applicable footnote on page 201 of the Registration Statement.

General

22.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Securities and Exchange Commission

April	23, 2021

RESPONSE TO COMMENT 22:

The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*********************************

Securities and Exchange Commission

April	23, 2021

Please do not hesitate to contact me at (617) 648-9231 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/Keith Scherer

cc:	Timothy Ehrlich